Exhibit 99.5

RAGING RIVER CAPITAL LP

February 29, 2016

Sent By E-mail and Courier

The Board of Directors of Taseko Mines Limited
c/o Suite 1500, 1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention: Ronald W. Thiessen

Chairman of the Board

Dear Sirs:

Taseko Mines Limited (Taseko Mines or the Company) – Equity Financing

As you know, Raging River Capital LP (Raging River) has requisitioned (the “Requisition”) a shareholders’ meeting (the “Meeting”) for purposes of reconstituting the board of directors of Taseko Mines (the “Board”). Raging River believes that the recent press releases of the Company, including with respect to the new senior secured facility agreement between Taseko Mines, Gibraltar Mines Ltd. and EXP T1 Ltd. (the Credit Facility) and the voting support agreement between the Company and SailingStone Capital Partners LLC and other affiliated entities, demonstrate a pattern of self-preservation which is concerning to shareholders.

In light of the Requisition and these recent actions, Raging River fully expects the Board to observe its fiduciary duties during the period leading up to the Meeting by, among other things, not taking steps that are contrary to the best interests of the Company and its stakeholders, benefit related parties, constitute tactics of entrenchment and/or frustrate the legal rights of the Company’s shareholders.

In light of the Credit Facility, Raging River and its advisors are of the view that Taseko Mines’ business does not require any further financing at this time. Notwithstanding the foregoing, should the Board determine in its business judgment to proceed with any financing, Raging River would be prepared to provide financing of up to C$20 million. As Raging River expects the Board to pursue any financing by way of a rights offering in favour of all shareholders, we would be happy to act as a backstop to a rights offering to demonstrate that our interests are aligned with all shareholders, without any underwriting or other fee. In the alternative, Raging River would provide financing at a price per security that would be at a premium to the market price of Taseko Mines’ common shares. Raging River is comfortable proceeding with an investment based on the current public information available on Taseko Mines, and would not require any additional due diligence. Funding could occur quickly.

You are welcome to provide this letter to any financial or other advisors to Taseko Mines. We expect that the Board will exercise caution before making any financing or recapitalization decision in light of this offer.

We are available to discuss logistics relating to the foregoing at your convenience. The undersigned can be reached at (312) 895-4503 or mark@granitecreek.com at any time with a copy to our legal counsel walied.soliman@nortonrosefulbright.com.

Yours very truly,

RAGING RIVER CAPITAL LP, by its general partner

Raging River Capital GP LLC

By:
Authorized signing officer

	Copies to:	Walied Soliman & Heidi Reinhart, Norton Rose Fulbright Canada LLP Bernhard Zinkhofer & Cory Kent, McMillan LLP